CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities	Maximum Aggregate	Amount of
Offered	Offering Price	Registration Fee

Senior Notes	NZD 300,000,000	$ 33,902.22*

*Reflects an exchange rate of US$0.8285=NZD$1, as per the rate of exchange in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for January 4, 2013.

PROSPECTUS	Pricing Supplement Number: 5843
Dated December 5, 2012	Filed Pursuant to Rule 424(b)(2)
PROSPECTUS SUPPLEMENT	Dated January 10, 2013
Dated January 3, 2013	Registration Statement: No. 333-178262

General Electric Capital Corporation
NZD 300 Million Global Medium Term Notes, Series A New Issue
Indicative Terms and Conditions

Investing in these notes involves risks. See “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission and in the Prospectus and Prospectus Supplement pursuant to which these notes are issued.

Issuer:	General Electric Capital Corporation
Instrument:	NZD Fixed Rate Senior Unsecured Notes
Issue Amount:	NZD 300,000,000
Status:	Senior, unsecured obligations of the Issuer
Maturity Date:	17th January 2018
Trade Date:	10th January 2013
Settlement Date:	17th January 2013
Coupon:	4.25%
Benchmark:	NZGB 6.00% due 15 December 2017
Benchmark Yield:	2.895 percent per annum
Re-Offer Price:	99.524%
Re-Offer Yield:	4.357% semi annual
Re offer Spread:	NZGB 6.00% due 15 December 2017 + 146.2 bps area | Semi / qtrly ASW + 115 bps area
Fees:	0.325%
All-in Price:	99.199%
Net Proceeds:	NZD 297,597,000
Coupon Payment Dates:	Each January 17th and July 17th, commencing July 17th, 2013 and ending on the Maturity Date
Day Count:	Act/Act (ICMA)
Business Days:	New York and Wellington
Governing Law:	New York

Filed Pursuant to Rule 424(b)(2)
Dated January 10, 2013
Registration Statement No. 333-178262

Form and Documentation:	Registered notes under the Issuer’s Global MTN Program
Business Day Convention:	Following Unadjusted
Denominations:	NZD 5,000 and integral multiples of NZD 5,000 in excess thereof
Call Dates (if any):	Not Applicable
Call Notice Period:	Not Applicable
Put Dates (if any):	Not Applicable
Put Notice Period:	Not Applicable
Clearing and Settlement:	Euroclear and Clearstream
CUSIP:	36962G6U3
ISIN:	XS0876185876

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively the “Underwriters”), as principal, at 99.524% of the aggregate principal amount less an underwriting discount equal to 0.325% of the principal amount of the Notes.

Institution	Commitment

Lead Managers:

Australia and New Zealand Banking Group Limited	$150,000,000

TD Securities	$150,000,000

Total	$300,000,000

The Issuer has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Australia and New Zealand Banking Group Limited is not a U.S. registered broker-dealer, and therefore, to the extent it intends to effect any sales of the notes in the United States, it will do so through ANZ Securities, Inc. or another U.S. registered broker-dealer in accordance with the applicable U.S. securities laws and regulations, and as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Filed Pursuant to Rule 424(b)(2)
Dated January 10, 2013
Registration Statement No. 333-178262

Investors should read the discussion under “United States Tax Considerations” in the accompanying prospectus supplement and note, in particular, the tax consequences of investing in notes denominated in a currency other than U.S. dollars that are issued without original issue discount. In addition, if a U.S. holder (as defined in the prospectus supplement) recognizes a loss upon a sale, exchange or retirement of a note above certain thresholds, the holder may be required to file a disclosure statement with the Internal Revenue Service.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

Legal Matters:

In the opinion of Fred A. Robustelli, as counsel to the Company, when the securities offered by this prospectus supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such securities will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, arrangement or similar laws affecting the rights and remedies of creditors generally, including, without limitation, the effect of statutory or other laws regarding fraudulent transfers or preferential transfers, and general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing and the possible unavailability of specific performance, injunctive relief or other equitable remedies, regardless of whether enforceability is considered in a proceeding of equity or law, provided that such counsel expresses no opinion as to the effect of any waiver of stay, extension or usury laws or provisions relating to indemnification, exculpation or contribution, to the extent that such provisions may be held unenforceable as contrary to federal or state securities laws, on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated December 1, 2011, which has been filed as Exhibit 5.1 to the Company’s registration statement on Form S-3 filed with the Securities and Exchange Commission on December 1, 2011.